31st August 2007

The Manager
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sir,

RE:     Amendment to Dividend date

The Company would like to advise that the Ex-Dividend date for the two (2) cent per share dividend that is due to be paid in October 2007 will be 24th September. The date of 25th September 2007 that was provided in the dividend announcement dated 30th August 2007 is incorrect.

This dividend will be a final dividend for 2007. It takes the total dividends paid in respect of 2007 profits to four (4) cents per share compared to three and a half (3.5) cents per share in 2006.

Yours faithfully,

SIMON ADAMS
Company Secretary

CRP01 Ex-Dividend date amendment Aug3107.doc

43 York Street, Subiaco, WA 6008 Australia s PO Box  8015, Subiaco East, WA 6008, Australia
TELEPHONE  (61) (8) 9380 9444 s FACSIMILE  (61) (8) 9380 9970 s WEBSITE  http://www.atlaspacific.com.au s EMAIL atlas@atlaspacific.com.au